FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2017

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐.            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc (Registrant)

By:	L.M. Szymanski
Name:	L.M. Szymanski
Title:	Company Secretary

Date: September 5, 2017

Royal Dutch Shell plc Second Quarter 2017 EURO and GBP Equivalent Dividend Payments

THE HAGUE, The Netherlands, September 4, 2017/PRNewswire-FirstCall/ —

The Board of Royal Dutch Shell plc (“RDS”) (NYSE: RDS.A) (NYSE: RDS.B) today announced the pounds sterling and euro equivalent dividend payments in respect of the second quarter 2017 interim dividend, which was announced on July 27, 2017 at US$0.47 per A ordinary share (“A Share”) and B ordinary share (“B Share”).

Dividends on A Shares will be paid, by default, in euro at the rate of EUR0.3949 per A Share. Holders of A Shares who have validly submitted pounds sterling currency elections by August 25, 2017 will be entitled to a dividend of 36.28p per A Share.

Dividends on B Shares will be paid, by default, in pounds sterling at the rate of 36.28p per B Share. Holders of B Shares who have validly submitted euro currency elections by August 25, 2017 will be entitled to a dividend of EUR0.3949 per B Share.

This dividend will be payable on September 18, 2017 to those members whose names were on the Register of Members on August 11, 2017.

Taxation - cash dividend

Cash dividends on A Shares will be subject to the deduction of Dutch dividend withholding tax at the rate of 15%, which may be reduced in certain circumstances. Based on a policy statement issued by the Dutch Ministry of Finance on April 29, 2016 (which has been formalised in law with effect from January 2017), and depending on their particular circumstances, non-Dutch resident shareholders may be entitled to a full or partial refund of Dutch dividend withholding tax. As from 2018, Dutch and non-Dutch resident shareholders who are exempt from corporate income tax may elect for an exemption from Dutch dividend withholding tax instead of requesting a refund if tax was withheld.

Furthermore, in April 2016, there were changes to the UK taxation of dividends. The dividend tax credit was abolished, and a new tax free dividend allowance introduced. Dividend income in excess of the allowance is taxable at the following rates: 7.5% within the basic rate band; 32.5% within the higher rate band; and 38.1% on dividend income taxable at the additional rate.

If you are uncertain as to the tax treatment of any dividends you should consult your own tax advisor.

CAUTIONARY NOTE

The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate legal entities. In this announcement “Shell”, “Shell group” and “Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. “Subsidiaries”, “Shell subsidiaries” and “Shell companies” as used in this announcement refer to companies over which Royal Dutch Shell plc either directly or indirectly has control. Entities and unincorporated arrangements over which Shell has joint control are generally referred to as “joint ventures” and “joint operations” respectively. Entities over which Shell has significant influence but neither control nor joint control are referred to as “associates”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interest.

This announcement contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “goals”, “intend”, “may”, “objectives”, “outlook”, “plan”, “probably”, “project”, “risks”, “schedule”, “seek”, “should”, “target”, “will” and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this announcement, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. No assurance is provided that future dividend payments will match or exceed previous dividend payments. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Royal Dutch Shell’s Form 20-F for the year ended December 31, 2016 (available at http://www.shell.com/investor and http://www.sec.gov ). These risk factors also expressly qualify all forward-looking statements contained in this announcement and should be considered by the reader. Each forward-looking statement speaks only as of the date of this announcement, September 4, 2017. Neither Royal Dutch Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this announcement.

This Report contains references to Shell’s website. These references are for the readers’ convenience only. Shell is not incorporating by reference any information posted on http://www.shell.com

U.S. investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website http://www.sec.gov. You can also obtain this form from the SEC by calling 1-800-SEC-0330.

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Royal Dutch Shell plc
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